Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated February 27, 2015, with respect to the consolidated financial statements of Atlas Pipeline Partners, L.P. and subsidiaries as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014 included in the Current Report on Form 8-K/A of Targa Resources Partners LP filed March 10, 2015 which is incorporated by reference in this Targa Resources Corp. Registration Statement. We consent to the incorporation by reference of the aforementioned report in this Registration Statement, and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma

January 5, 2016